UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news

OTHER NEWS

Subject: Postal Ballot – Scrutinizer’s Report and Voting Results

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian Stock exchanges:

This has reference to our earlier letter dated January 20, 2026 in respect of Postal Ballot Notice dated January 17, 2026. We hereby submit the Scrutinizer’s Report dated February 25, 2026 (the Report) issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

Voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, which has also been submitted in XBRL mode is available on the website of the Bank at https://www.icici.bank.in/about-us/voting-result.

Based on the Report, we confirm that the special resolution for appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960) as an Independent Director with effect from December 1, 2025 as contained in the Postal Ballot Notice has been passed by the Members with requisite majority.

You are requested to please take the above on record.

Alwyn D’Souza & Co.

Company Secretaries

[Firm Registration No: S2003MH061200] [Peer Review Certificate No.5936/2024]

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East), Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower,

Mira Road (East), Thane-401107; Tel: 022-79629822; Mob: 09820465195;

E-mail: alwyn@alwynjay.com ;Website : www.alwynjay.com

SCRUTINIZERS’ REPORT

To

The Chairperson

ICICI Bank Limited

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara - 390 007

Dear Sir,

Sub.: Scrutinizer’s Report on Results of Postal Ballot through electronic voting (remote e-voting) process

I, Alwyn D’Souza (Membership no. FCS No.: 5559/ COP No. 5137) of Alwyn D’Souza & Co, Company Secretaries have been appointed as the Scrutinizer by the Board of Directors of ICICI Bank Limited (“Bank”) at its meeting held on January 17, 2026 for the purpose of scrutinizing the e-voting process for the Postal Ballot through electronic voting (‘remote e-voting’) conducted by the Bank in respect of the following Special Resolution:

1.	Appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960) as an Independent Director with effect from December 1, 2025.

The Bank had availed the remote e-voting facility offered by KFin Technologies Limited (‘KFintech’) for conducting remote e-voting by the shareholders of the Bank.

The Postal Ballot was held in compliance with the provisions of Section 110 read with Section 108 and all other applicable provisions, if any, of the Companies Act, 2013, (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force) (“the Act”), read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, as amended from time to time (“Rules”), read with General Circular No. Circular No. 14/2020 dated April 8, 2020; General Circular No. 17/2020 dated April 13, 2020 and other relevant circulars, including General Circular No. 03/2025 dated September 22, 2025 and other circulars issued by the Ministry of Corporate Affairs, Government of India (hereinafter collectively referred to as (“MCA Circulars”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), as amended, and Secretarial Standard-2 on General Meetings issued by the Institute of Company Secretaries of India and any other applicable laws, rules and regulations (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force) for seeking assent/dissent on the Special Resolution as set out in the Postal Ballot Notice (“Notice”).

In compliance with Regulation 44 of the Listing Regulations and pursuant to the provisions of Sections 108 and 110 of the Act read with the rules framed thereunder and the MCA Circulars, the Bank had sent the Notice in electronic form only and had extended only remote e-voting facility for its Members, to enable them to cast their votes electronically instead of submitting the Postal Ballot forms. Accordingly, the hard copy of the Notice along with the Postal Ballot forms and pre-paid business envelope was not sent to the Members for this Postal Ballot.

The Bank had on January 20, 2026 sent the Notice along with statement setting out material facts under Section 102 of the Act in respect of the above mentioned resolution, in electronic form only to those Members whose name appear in the Register of Members/Register of Beneficial Owners as received from the Depositories i.e. National Securities Depository Limited (‘NSDL’)/ Central Depository Services (India) Limited (‘CDSL’) as on Monday, January 19, 2026 (“Cut-Off date”) and who already had their e-mail address registered with KFintech (Registrar & Share Transfer Agent of the Bank for equity shares)/Bank/Depositories, in accordance with the provisions of the Act read with the Rules made thereunder and MCA Circulars.

In connection with the dispatch of the Notice to Holders of American Depository Shares (“ADS”), the cut-off date was January 30, 2026 for determining the registered ADS holders entitled to participate/vote at the Postal Ballot.

As stated in Sub-rule 3 of Rule 22 of Companies (Management and Administration) Rules, 2014, as amended, a Public Notice with regards to Bank’s Postal Ballot Notice was published in Financial Express (all editions), Business Standard (all editions), Vadodara Samachar and Indian Express (Vadodara edition) on January 21, 2026 informing about the completion of dispatch of Notices, requisite information for registering email IDs and queries pertaining to remote e-voting to the Members along with other related matters mentioned therein.

The shareholders of the Bank holding shares as on the Cut-off Date were entitled to vote on the resolution as contained in the Notice. The remote e-voting period commenced on Tuesday, January 27, 2026 at 9:00 a.m. IST and ended on Wednesday, February 25, 2026 at 5:00 p.m. IST. The remote e-voting module was disabled thereafter.

After the time fixed for closing of the e-voting, the votes were unblocked on Wednesday, February 25, 2026 at 5:01 p.m IST in the presence of two witnesses who are not in the employment of the Bank, on the e-voting website of KFintech at https://evoting.kfintech.com and a final electronic report was generated by me. I have diligently scrutinized and reviewed the votes cast through remote e-voting based on the basis of abovementioned data and have maintained a register in which necessary entries have been made in accordance with the Rules, as amended.

The data for the purpose of verification of the number of shares was taken as of Monday, January 19, 2026 which was the relevant date (cut-off date), fixed for determining voting rights of the Members entitled to participate in the voting process.

The voting rights of members were in proportion to their share of the paid-up equity share capital of the Bank as on the Cut-off date and as per the Register of Members of the Bank/Register of Beneficial Owners as received from the Depositories .

In accordance with the approval of Ministry of Finance, Department of Economic Affair the Deposit Agreement dated March 31, 2000 was executed by the Bank with Deutsche Bank Trust Company Americas (“DBTCA”) wherein the voting rights on American Depository Receipts (“ADRs”) could be exercised in accordance with directions of the Bank’s Board of Directors. However, effective January 2, 2026, the Deposit Agreement has been amended to provide voting rights to the ADR holders subject to them demonstrating compliance with the applicable laws of Republic of India (including but not limited to Section 12B of the Banking Regulation Act, 1949 as amended or replaced from time to time). Accordingly, DBTCA exercised the voting rights as instructed by the ADR Holders of the Bank. The votes so casted by DBTCA have been considered while computing the voting results.

I would like to mention that Shareholders who have split their votes into Assent as well as Dissent in respect of each DP ID/Client ID or Folio No., while their votes are taken as cast, they have been counted only once and has been mentioned under the head Assent.

The Management of the Bank is responsible to ensure the compliance with the requirements of the relevant provisions of the Act and Rules made thereunder and the various circulars issued by the Ministry of Corporate Affairs, Government of India and Listing Regulations relating to remote e-voting on the Resolution contained in the Notice.

My responsibility as the Scrutinizer for the Postal Ballot through remote e-voting is restricted to prepare a Scrutinizer’s Report of the votes cast “IN FAVOUR” and “AGAINST” on the business stated in the Notice based on the reports generated from the e-voting system provided by the KFintech.

The results of the Postal Ballot through remote e-voting process in respect to the resolution contained in the Notice is as under:

RESOLUTION NO. 1: SPECIAL RESOLUTION

Appointment of Ms. Vijayalakshmi Iyer (DIN: 05242960) as an Independent Director with effect from December 1, 2025:

(i)	Voted in favour of the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
8010	437,18,59,967	75.96

(ii)	Voted against the resolution:

Number of members voted	Number of valid votes cast by them	% of total number of valid votes cast
1406	138,38,81,662	24.04

(iii)	Invalid/Abstain votes:

Number of members whose votes were declared ~~invalid~~/abstain	Number of ~~invalid~~/abstain votes cast by them
167	1,49,42,091

In view of the above scrutiny, I hereby certify that the above Resolution has been passed with requisite majority on February 25, 2026.

The electronic data and all other relevant records relating to the e-voting shall remain in my safe custody and will be handed over after the Chairperson considers, approves and signs the minutes of the Postal Ballot, to Ms. Prachiti Lalingkar, Company Secretary, for safe keeping.

Thanking you,

Sincerely,

For Alwyn D’Souza & Co.

Company Secretaries

Alwyn D’Souza

Proprietor

FCS No.5559, CP No.5137

[UDIN: F005559G003996689]

Place: Mumbai

Date: February 25, 2026

We the undersigned witnesseth that the votes were unblocked from the e-voting website of the KFintech at https://evoting.kfintech.com in our presence at 5:01 P.M IST on Wednesday, February 25, 2026.

/s/ Edlon Dsouza	/s/ Krishnakant Adagale
Edlon Dsouza	Krishnakant Adagale
B/508, Shree Girnar Tower CHSL, Row House No.18, Saibaba Nagar, Mira Road East, Thane 401107	Mansi Row Co.op Hsg Soc Ltd, Kashigaon, Mira Road East, Thane 401107

Countersigned by:

For ICICI Bank Limited

Prachiti Lalingkar

Company Secretary

ICICI Bank Limited

ACS: 20744

Place : Mumbai

Date : February 25, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: February 25, 2026	By:	/s/ Vivek Ranjan

		Name:	Vivek Ranjan
		Title:	Associate Leadership Team